Item 77C - DWS RREEF World Real Estate Fund,
Inc.

Registrant incorporates by reference to its Proxy
Statement filed on June 7, 2010 (SEC Accession No.
0000950123-10-056271).

In accordance with the Fund's charter and as described in the Fund's proxy statement for its 2010 Annual
Meeting of Stockholders (the "Meeting"), the presence, in person or by proxy, of the holders of a majority of the outstanding shares of the Fund (i.e., over 50%) was required to constitute a quorum at the Meeting. The
Meeting was convened on July 12, 2010, however a quorum was not present and consequently the Meeting was adjourned without action until August 9, 2010 in order to allow more time to solicit proxies and reach a quorum. The Meeting was reconvened on August 9, 2010, however a sufficient number of holders of shares of the Fund were not present in person or by proxy to constitute a quorum, and without a quorum the Fund could not conduct business with respect to the election of Directors or the stockholder proposal included in the Fund's proxy statement. The Annual Meeting was concluded and, accordingly, under Maryland law (the jurisdiction in which the Fund is incorporated) each incumbent Class III Director (Rebecca W. Rimel,
Kenneth C. Froewiss, William N. Searcy, Jr. and Robert
H. Wadsworth) nominated for re-election by the Board will continue in office as a holdover director until such time as his or her successor is elected and qualifies.
According to the final report of the independent
Inspector of Election:

Issued and outstanding shares of the Fund as of the record date (May 21, 2010) for the Meeting: 5,955,698

Shares of the Fund represented at the Meeting in person or by proxy: 2,657,589 which corresponds to 44.62% of the shares issued and outstanding as of the record date.



E:\Electronic Working Files\NSAR\2010\6-30-10\DWS
RREEF World Real Estate Fund, Inc\03-Exhibits\Item
77C RREEF World.docx